SCHEDULE 13G

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Rubrik, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 13th day of February, 2025.

GREYLOCK XIV LIMITED PARTNERSHIP
GREYLOCK XIV-A LIMITED PARTNERSHIP
GREYLOCK XIV PRINCIPALS LLC

By: Greylock XIV GP LLC
Its: General Partner or Manager

/s/ Donald A. Sullivan

Donald A. Sullivan
Administrative Partner

GREYLOCK XIV GP LLC

By: /s/ Donald A. Sullivan

Donald A. Sullivan
Administrative Partner